

1 Quarter 2003

Smedvig

1 Quarter 2003

MAIN EVENTS

- Commencement of first ever tender rig assisted deepwater drilling operation
- Reduced operating profit for the Tender rigs division due to scheduled yard-stays
- The performance for the Mobile units division impacted by lay-up of one unit
- Steady performance by the Platform drilling division
- New contracts securing employment for West Alpha and West Navigator (formerly West Navion)
- New five-year contract extension with Brunei Shell for West Pelaut

RESULTS

Consolidated revenues for the first quarter of 2003 amounted to NOK 705 million as compared to NOK 807 million for fourth quarter of 2002.

Operating profit for the quarter was NOK 59 million, NOK 7 million higher than the preceding quarter. The improvement was due to lower costs.

Net financial expenses for the quarter was NOK 47 million as compared to NOK 75 million in the preceding quarter. The main reason for the decrease was reduced interest rate expenses.

Income before other items was NOK 12 million for the first quarter, which was NOK 35 million higher than for the preceding quarter.

Net income for the quarter was NOK 2 million as compared to a loss of NOK 1,030 million in the fourth quarter of 2002, which included other items of minus NOK 962 million related mainly to the write-down of West Navigator.

During the quarter, the drawdown on the Company's revolving credit facility was unchanged at US$ 314 million. Cash, cash equivalents amounted to NOK 591 million as compared to NOK 598 million at the end of the previous quarter.

The accounts are prepared in accordance with the Norwegian standard for interim financial reporting and generally accepted accounting principles, and consistent with the accounting principles described and applied by the Company in its Annual Report.

MOBILE UNITS

The utilization of the Company's mobile units was 76 percent as compared to 86 percent in the preceding quarter. The decreased utilization was due to lay up of one unit for most of the quarter. Operating loss was NOK 17 million as compared a loss of NOK 62 million in the fourth quarter 2002.

The ultra-deepwater drillship West Navigator was laid-up in Algeciras, Spain, for most of the quarter. At the end of March, the unit commenced operations for ChevronTexaco west of Shetland. Following the work for ChevronTexaco, the unit is contracted to Esso and Statoil for drilling operations in the Norwegian Sea. These contracts are expected to keep West Navigator employed to September this year.

The fifth-generation semi-submersible rig West Venture and the third-generation semi-submersible rig Ocean Vanguard, on bareboat from Diamond Offshore, continued drilling operations for Norsk Hydro on the Troll field. In January, West Venture experienced a two-week halt in operations due to repair work on one of the unit's eight thrusters. The current contract for Ocean Vanguard is expected to be completed in mid May.

The fourth-generation semi-submersible rig West Alpha continued operations for Britannia in the UK sector of the North Sea. Late April, the rig returned to the Norwegian sector of the North Sea and commenced drilling of an exploration well for Pertra. Following the assignment for Pertra, the unit will drill two water injection wells for Statoil on the Heidrun field in the Norwegian Sea. This is expected to keep the rig employed throughout October this year.

The ultra-large jack-up West Epsilon continued the drilling of production wells for BP on the Valhall field in the Norwegian sector of the North Sea. The firm contract extends throughout 2003.

TENDER RIGS DIVISION

The utilization of the tender rigs was 83 percent as compared to 96 percent in the preceding quarter due to planned yard-stays for T-4 and West Alliance. As a consequence, the operating profit decreased from NOK 95 million in the preceding quarter to NOK 57 million.

The tenders T-2 and T-3 continued their work for Exxon Mobile Exploration and Production Malaysia Inc. (EMEPMI). During the quarter, T-4 was at yard for upgrade of the derrick equipment set and enlargement of the barge. The unit commenced operations on a five-year contract with Unocal in Thailand mid April. T-7 continued operations for Unocal in Thailand, while T-6 and T-8 carried out operations for Petronas Carigali in Malaysia and PTT Exploration and Production Company in Thailand, respectively.

Revenues

NOK mill.



1200
1000
800
600
400
200
0
4Q01 1Q02 2Q02 3Q02 4Q02 1Q03

Operating profit

NOK mill.



250
200
150
100
50
0
4Q01 1Q02 2Q02 3Q02 4Q02 1Q03

EBITDA*

NOK mill.



400
350
300
250
200
150
100
50
0
4Q01 1Q02 2Q02 3Q02 4Q02 1Q03

** Earnings before interests, taxes, depreciation and amortization.*

The semi-tenders West Pelaut and West Menang continued drilling operations under contracts with Brunei Shell. Following a short yard-stay, West Alliance in February commenced the three-year contract with Unocal for the drilling of production wells in approximately 1,000 meters of water offshore Indonesia. In April, West Pelaut was awarded a five-year extension of the contract with Brunei Shell at an increased dayrate, which includes construction of a new derrick equipment set to enhance the operational efficiency.

In January 2003, Smedvig entered into a contract with Malaysia Shipyard and Engineering Sdn. Bnd. for the construction of a new self-erecting tender rig. The new unit will be an enhanced version of the Company's existing tender barge design. Estimated capital expenditure is US$ 67 million with delivery scheduled for the first quarter of 2004.

PLATFORM DRILLING

The operations for the division proceeded satisfactorily during the quarter. Operating profit was NOK 20 million as compared to NOK 19 million in the preceding quarter.

On the Statfjord and Veslefrikk fields, Smedvig performed drilling and maintenance activities for Statoil.

For BP, the Company continued drilling operations and maintenance work on the Ula, Gyda and Valhall fields.

The division includes well service operations. The level of activity for this business remained sound and in line with the previous quarters. In April, the frame agreement for wireline service with Norsk Hydro was extended to September 2006.

PROSPECTS

Near term projections does not suggest improvement in current market conditions. For mobile units, the market for conventional mid-water semi-submersibles is expected to remain soft this year, and unemployed periods for units on short-term assignments are possible. In the longer term, demand for high quality mobile units is expected to improve for both mid-water and deepwater units. For tender rigs the market outlook remains sound due to existing plans for new field developments in Southeast Asia. A successful implementation of the Company's cost-effective and novel deepwater concept of combining tender rigs and floating wellhead platforms could expand the tender rig market further.

As at April 28, 2003, Smedvig had a backlog of drilling contracts averaging eight months for its mobile units and 28 months for its tender rigs. This contract situation is acceptable in the current market, nevertheless the near term market outlook still remains challenging.

Stavanger, April 28, 2003
The Board of Directors of Smedvig asa

Key figures

	1Q03	4Q02	3Q02	2Q02	1Q02	4Q01
Operating margin (%)	8	6	6	18	18	23
Equity ratio (%)	46	45	51	51	49	46
Return on equity (%) (annualized)	0	(101)	0	8	10	11
Return on total capital (%) (annualized)	3	3	2	6	7	9
Earnings per share (NOK)	0.03	(12.54)	0.01	1.19	1.57	1.76
Interest coverage ratio	1.31	(15.42)	1.04	2.81	4.30	2.95

Definitions

Operating margin (%): (Operating profit/Revenues) * 100

Equity ratio (%): (Equity/Total assets) * 100

Return on equity (%): Net income/Average equity

Return on total capital (%): (Operating profit plus interest income)/Average total assets

Earnings per share (NOK): Net profit/Average number of outstanding shares

Interest coverage ratio: (Income before taxes plus Interest expenses)/Interest expenses

MOBILE UNITS



CONTRACT STATUS

UNIT	2002	2003	2004	2005
WEST ALPHA	*			
WEST EPSILON	NAM, BP			09.2007
WEST NAVIGATOR	**			
WEST VENTURE	NORSK HYDRO			7 X 1 YEAR

Estimated firm contract · Customers' options to extend · Yard

** Shell, Britannia, Pertra, Statoil*
***Marathon, Amerada Hess, BP, Chevron Texaco, Esso, Statoil*

TENDER RIGS



CONTRACT STATUS

UNIT	2002	2003	2004	2005
T-2	EMEPMI			
T-3	EMEPMI			
T-4	UNOCAL			04.2008
T-6	PETRONAS CARIGALI			
T-7	UNOCAL			07.2006
T-8	PTTEP			
WEST PELAUT	BRUNEI SHELL			
WEST MENANG	BRUNEI SHELL			
WEST ALLIANCE	EMEPMI	UNOCAL		02.2006
T-9	UNDER CONSTRUCTION			

Estimated firm contract · Customers' options to extend · Yard

** Semi-submersible*

PLATFORM DRILLING



CONTRACT STATUS

UNIT	2002	2003	2004	2005
STATFJORD A, B, C	STATOIL			
VESLEFRIKK A & B	STATOIL			FIELD LIFETIME
ULA, GYDA & VALHALL	BP			2 X 1 YEAR
WELL SERVICES*	HYDRO, STATOIL, SHELL			

Estimated firm contract · Customers' options to extend

** Average length for several fields*

Share price development


NOK
80
70
60
50
40
30
20
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
Class A shares
Class B shares

Shareholder information

	1Q03	4Q02	3Q02	2Q02	1Q02	4Q01
Share price Class A shares	30	33	33	48	76	73
Share price Class B shares	27	29	26	40	65	62
Non Norwegian ownership Class A shares (%)	25.4	28.0	31.2	27.0	25.5	27.9
Non Norwegian ownership Class B shares (%)	28.5	36.5	34.8	32.2	29.4	27.0
Total number of shares (1,000)	82,984	82,984	82,984	82,984	82,984	82,984
Market capitalization (NOK mill.)	2,400	2,627	2,532	3,765	5,999	5,750

OPERATING PROFIT

NOK mill.


120
100
80
60
40
20
0
(20)
(40)
(60)
(80)
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03

ACCOUNTS

Unaudited accounts in NOK mill.	4Q02	1Q03	1Q02
Revenues	333	300	385
Operating expenses	(318)	(261)	(276)
Depreciation	(77)	(56)	(86)
Operating profit	(62)	(17)	23
EBITDA*	27	46	120

** Earnings before interests, taxes, depreciation and amortization.*

OPERATING PROFIT

NOK mill.


150
120
90
60
30
0
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03

ACCOUNTS

Unaudited accounts in NOK mill.	4Q02	1Q03	1Q02
Revenues	241	191	300
Operating expenses	(121	(109)	(145)
Depreciation	(25)	(25)	(31)
Operating profit	95	57	124
EBITDA*	127	89	163

** Earnings before interests, taxes, depreciation and amortization.*

OPERATING PROFIT

NOK mill.


20
15
10
5
0
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03

ACCOUNTS

Unaudited accounts in NOK mill.	4Q02	1Q03	1Q02
Revenues	233	214	194
Operating expenses	(210)	(190)	(173)
Depreciation	(4)	(4)	(5)
Operating profit	19	20	16
EBITDA*	23	24	21

** Earnings before interests, taxes, depreciation and amortization.*

Income Statements

Unaudited accounts in NOK mill.	4Q02	1Q03	1Q02	2002
REVENUE				
Revenues	807	705	879	3,354
Total revenues	807	705	879	3,354
OPERATING EXPENSES				
Personnel expenses	(387)	(355)	(345)	(1,465)
Operating expenses	(262)	(206)	(251)	(1,025)
Depreciation	(106)	(85)	(122)	(451)
Total operating expenses	(755)	(646)	(718)	(2,941)
Operating profit	**52**	**59**	**161**	**413**
Interest income	7	4	14	28
Interest expense	(60)	(39)	(46)	(224)
Other financial items	(22)	12	23	27
Net financial items	(75)	(47)	(9)	(169)
Income before other items	**(23)**	**12**	**152**	**244**
Gain on sale of assets	(962)	0	0	(962)
Income before income taxes	**(985)**	**12**	**152**	**(718)**
Income taxes	(45)	(10)	(23)	(84)
Net income	**(1,030)**	**2**	**129**	**(802)**
Earnings per share	(12.54)	0.03	1.57	9.74
Diluted earnings per share	(12.54)	0.03	1.57	9.74

Balance Sheets

Unaudited accounts in NOK mill.	31.03.03	31.12.02	31.03.02
LONG-TERM ASSETS			
Deferred taxes	-	-	117
Mobile units and tender rigs	5,510	5,283	7,888
Other tangible assets	228	295	410
Financial fixed assets	259	253	163
Total long-term assets	**6,057**	**5,831**	**8,578**
CURRENT ASSETS			
Spare parts			
Receiveables	986	1,105	1,067
Short-term investments	18	28	133
Cash and cash equivalents	591	598	798
Total current assets	**1,595**	**1,731**	**1,998**
Total assets	**7,652**	**7,562**	**10,576**
SHAREHOLDERS' EQUITY			
Paid-in capital	2,545	2,555	2,556
Retained earnings	1,013	824	2,583
Total shareholders' equity	**3,558**	**3,379**	**5,139**
LIABILITIES			
Provisions	269	255	136
Long-term interest bearing debt	2,896	2,805	4,285
Current liabilities	929	1,123	1,016
Total liabilities	**4,094**	**4,183**	**5,437**
Total shareholders' equity and liabilities	**7,652**	**7,562**	**10,576**

Statement of Cash flows

Unaudited accounts in NOK mill.	1Q03	2002	1Q02
Net income	2	-802	129
Adjustment to reconcile net income to net cash provided by operating activities			
Depreciation and expenses for periodic overhauls	99	528	141
Write down of assets	0	1,313	0
Gains on sale of assets	0	-330	0
Change in working capital	18	-64	-183
Net cash flow provided by operating activities	**119**	**645**	**87**
Net cash flow provided by (used in) investing activities	**-97**	**101**	**-39**
Net cash flow used in financing activities	**-37**	**-999**	**-180**
Effect of exchange rate changes on cash and cash equivalents	8	-79	0
Net decrease in cash and cash equivalents	-7	-332	-132
Cash and cash equivalents - beginning of year	**598**	**930**	**930**
Cash and cash equivalents - end of period	**591**	**598**	**798**

Equity reconcilation

Unaudited accounts in NOK mill.	31.03.03	31.12.02	31.03.02
Equity - beginning of year	3,379	5,068	5,068
Net income for the period	2	(802)	129
Treasury shares	(30)	(4)	0
Proposed dividend	0	(81)	0
Foreign currency adjustments	207	(802)	(58)
Equity - end of period	**3,558**	**3,379**	**5,139**

Consolidated accounts in accordance with US GAAP

THE APPROXIMATE EFFECT ON NET INCOME OF SIGNIFICANT DIFFERENCES BETWEEN NORWEGIAN GAAP AND US GAAP

Unaudited accounts in NOK mill.	3M03	2002	3M02
Consolidated net income in accordance with Norwegian GAAP	2	(802)	129
Minority interests	0	1	0
Adjustment for US GAAP:			
Deferred taxes	(55)	154	(48)
Disposal of mobile unit	194	(301)	(0)
Other adjustments	0	(1)	(3)
Approximate net income in accordance with US GAAP	**141**	**(949)**	**78**

THE APPROXIMATE EFFECT ON CONSOLIDATED SHAREHOLDERS' EQUITY OF SIGNIFICANT DIFFERENCES BETWEEN NORWEGIAN GAAP AND US GAAP

Unaudited accounts in NOK mill.	31.03.03	31.12.02	31.03.02
Consolidated shareholders' equity in accordance with Norwegian GAAP	3,558	3,379	5,002
Minority interests	(19)	(19)	(20)
Adjustment for US GAAP:			
Deferred taxes	(658)	(603)	(986)
Disposal of mobile unit	(107)	(301)	0
Dividends	81	81	123
Other adjustments	3	3	4
Approximate shareholders' equity in accordance with US GAAP	**2,858**	**2,540**	**4,123**

PORTO BETALT
VED
INNLEVERINGA
PP
NORGE/NOREG

A PRIORITAIRE
PAR AVION
BI 70 34112



SMEDVIG asa
Finnestadveien 28, P.O.Box 110, N-4001 Stavanger, Phone: +47 51 50 99 00, Fax: +47 51 50 96 88
Registration No: 953 114 828, e-mail: smedvig@smedvig.no, web-site: www.smedvig.no - Hugin: www.huginonline.no/SME